MABEY & COOMBS, L.C.
                         Attorneys at Law
               3098 South Highland Drive, Suite 323
                 Salt Lake City, Utah  84106-6001
                       Phone (801) 467-2021
                        Fax (801) 467-3256
JOHN MICHAEL COOMBS                              writer's direct line 467-2779
                                           writer's e-mail: jmcoombs@sisna.com


                        August 30, 2006


VIA EXPRESS MAIL

Pamela Howell
S. Thomas Kluck, II, Staff Attorney
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405
Mail Stop 3561

     Re:   Tintic Gold Mining Company's response to July 20, 2006 Commission comment letter relative to Tintic Gold's October 3, 2005 fifth amended Form SB-2/A-5, File No. 333-119742

Dear Ms. Howell and Mr. Kluck:

     Tintic Gold is in receipt of a Commission comment letter dated July 20, 2006, containing 20 comments to Tintic Gold Mining Company's ("Tintic Gold" or "Company") Fifth Amended Form SB-2/A-5 filing referenced above, a registration statement filed on June 13, 2006.

     Based on the foregoing, our sixth amended Form SB-2/A-6 filed simultaneously on Edgar with this letter has been revised in accordance with such July 20 comment letter. It includes updated financial information for the Company's second quarter ended June 30, 2006. Our separate and supplementary comments or responses, in addition to the changes we have now made in our Sixth Amended Registration Statement, are set forth and explained below.

        RESPONSE TO EACH OF THE COMMISSION'S 20 COMMENTS
               General Comments to Form SB-2/A-5
Prospectus Cover Page

     1.   We have complied with this comment.

Prospectus Table of Contents

     2.   We have complied with this comment.

Summary Financial Data

     3.   We have complied with this comment.

Risk Factors

     4.   We have complied with this comment.

     5.   We have complied with this comment.

Management's Plan of Operation for the Next Twelve to Eighteen Months

     6. We have complied with this comment. We have addressed this comment by adding language after identifying the various steps or sequence of events mentioned in this section.

     7. We have addressed this comment in the last sentence of the section titled "Management's Plan of Operation for the Next Twelve to Eighteen Months" right before the material we have added to address the previous comment. We might add that we would not have gone to the trouble of going through this process since October 2004 if our officers and directors were not sufficiently committed to seeing this registration statement go effective and the consequent distribution occur and therefore, the necessary money will in fact be advanced, when it is needed, to complete this process. We have also modified the disclosure in Risk Factor No. 15 at the beginning of the document, and cross-referenced it as well, to better address this comment.

     8. We have complied with this comment by having our consulting geologist create a Glossary of Terms, which we have inserted below the subject text giving rise to this comment.

     9. We have complied with this comment, in part, in our compliance with Comment No. 6 above. We have also addressed this comment by inserting a new heading after the end of the heading titled "Locating an Exploration Program Joint Venturer or Partner and Plan to Contract with such Joint Venturer or Partner." This new heading and discussion is titled "Time Frame Involved in Investigating and Negotiating a Contract with a Joint Venture Partner." We have created a new heading and discussion devoted to this comment so that there is no dispute that we have complied with it.

     10. We have complied with this comment by creating and inserting a new heading and new discussion titled "Phased Exploration Plan and How the Results of Prior Phases Will Determine Whether to Proceed with Further Phases." We believe this fully addresses this comment.

Locating an Exploration Program Joint Venturer or Partner and Plan to Contract with such Joint Venturer or Partner

     11. We have complied with this comment. See redlined additions to the subject discussion.

The March 12, 2004 Merger or Reorganization with Kiwa

     12. We do not know the extent to which the two individual third party buyers of stock in April 2004, over 2 years ago, were affiliated with Kiwa.
As has been disclosed in our various amended registration statements, the post-merger purchases were set up or arranged by and through a California lawyer named Shaheen Talebreza and therefore, we were not directly involved with the buyers. To our understanding at the time, these persons were not on the board of directors of Kiwa and, to our knowledge and understanding at the time, they were also not "control persons" of Kiwa. We know nothing else. As to the second part of Comment No. 12, we will again reiterate that that Mr. Lowy did not receive any finders' fee in connection with the formal merger transaction and we have added language in the sixth amended registration statement clarifying this.

Description of Our Mineral Assets and Property Acquired as a Result of the
Merger

     13.  We have complied with this comment.

Type of Property/Exploration, Development and Production History.

     14. Though we strenuously disagree with this comment for the reasons set forth in our previous response to the Commission's previous Comment No. 42, we have complied with this comment nonetheless by deleting paragraph 6 and by modifying paragraph 8. Other than these changes, we have checked with our consulting geologist and we believe this discussion is accurate.

Management and Principal Shareholders of Tintic Gold Mining Company Directors, Executive Officers, Promoters and Control Persons

     15.  We have complied with this comment.

     16. We have complied with this comment. Our management was not involved in the management of Vis Viva Corporation when it undertook its merger transaction with WideBand Corporation in 2000 and therefore, our management did not know, or if they did, they did not recall Vis Viva Corporation making the specific disclosures in its SEC filings that the Commission has drawn our attention to in this comment. Accordingly, we have now plainly disclosed that Vis Viva was a "blank check" or "shell company." (In the days when Vis Viva came into existence, our counsel recalls that it was considered or called a "blind pool.")

Certain Relationships and Related Transactions

     17. We have complied with this comment by plainly disclosing that such persons are indeed "promoters."

Financial Statements
Report of Independent Registered Public Accounting Firm

     18.  We have complied with this comment.

Notes to Financial Statements
General

     19.  We have complied with this comment.

Part II

Recent Sale of Unregistered Securities

     20.  We have complied with this comment.

                      Closing Information

     We have attempted in good faith to address and incorporate each the Commission's 20 comments. We believe that our sixth amended Form SB-2/A-6 is a substantial improvement over our June 13 version and we would hope that the Commission would agree with us and tell us that our sixth amended registration statement can "go effective." This process has gone on since October 2004 now and we believe that, considering that the recipients of the to-be-distributed shares are not parting with any money and are therefore not "at risk," there comes a point when this review process becomes over-kill.

     As per the end the Commission's July 20 comment letter, this response letter is also being filed on EDGAR. Also, along with a hard, signed copy of this letter that we are mailing to you via Express Mail, we will also be enclosing a red-lined version of our sixth amended registration statement changes.

     Finally, as contemplated at the end of page 5 of the Commission's July
20 letter, we will want an accelerated effective date after we are notified that the Commission has no more comments to our amended registration statement. My understanding from a conversation with Ms. Howell on Aug. 16 is that in order to accomplish that, Mr. Christopulos, the Company's president, will write a formal letter requesting the same, which we are required to file on Edgar. We will do this immediately when the Commission notifies us that the time is appropriate to do so.

     If you have any additional questions or comments, please don't hesitate to let us know at your earliest convenience. We look forward to completing this process with you as quickly as possible.

                                   Very truly yours,
                                   MABEY & COOMBS, L.C.

                                   /s/John Michael Coombs

                                   John Michael Coombs
                                   Attorneys for Tintic Gold Mining Co.

Enclosures